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Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Aber adds to Harry Winston Management Team

July 28, 2004 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) today announced the appointment of several new executives to key management roles at Harry Winston, the world's leading luxury jewelry and watch retailer.

After the Company's acquisition of a 51% controlling interest in Harry Winston on April 2, 2004, Harry Winston has a renewed focus on its core strength — the most remarkable diamond jewelry in the world — and aims to revitalize the Harry Winston brand on a global basis.

To help achieve this, Tom O'Neill, CEO of Harry Winston and President of Aber Diamond Corporation, has amassed a truly formidable management team with tremendous expertise in the luxury, retail and fine jewelry industries and a global perspective.

Peter Schneirla has been appointed Vice Chairman of Harry Winston and Vice President of Aber Diamond Corporation. Mr. Schneirla is responsible for merchandising, manufacturing and gemstone acquisition. A world-renowned gemologist and jewelry expert, Mr. Schneirla was formerly the head of P.C. Schneirla, Inc. a consulting firm specializing in the purchase and sale of important jewelry and gemstones. From 1984 to 1992 Mr. Schneirla was Senior Vice President of Jewelry and Manufacturing for Tiffany & Co.

Jim Seuss has been appointed President of Retail and Wholesale. Mr. Seuss began his career in luxury retailing at Tiffany & Co in 1989, where he helped to build the company's international business, particularly in Asia and Europe. From 1997 to 2001, Mr. Seuss served as the Managing Director of Tiffany & Co. UK. In 2001, Mr. Seuss joined the Gucci Group as Chief Executive Officer of Stella McCartney.

Ray Simpson has been appointed to the position of Chief Operating Officer of Harry Winston and Vice President of Corporate Development at Aber Diamond Corporation. Mr. Simpson's diamond industry experience ranges from mining to retail development. He was the head of Business Development at DeBeers from 1986 - 2001. Mr. Simpson helped to establish the jointly owned De Beers LV retail operation, and served as its Director of Operations from 2001-2003.

Robert Scott will continue to serve as Chief Financial Officer of Harry Winston. Mr. Scott joined the company in 1991, and has been a key executive in various financial roles. Mr. Scott began his career in 1982 at Drexel Burnham Lambert, followed by 8 years in public accounting at Robbins, Greene, Horowitz and Grant Thornton. He is a Certified Public Accountant.

Susan Korb has been appointed Chief Marketing Officer. Ms. Korb was formerly the President of Assouline, the international publishing company. She started her career in luxury retailing at Tiffany & Co where she spent 17 years; last as head of Marketing Communications. From 1997 - 2001, Ms. Korb was the Senior Vice President of Global Marketing for Christie's International.

Charles Stanley has been appointed to the position of Vice President of Market Development at Harry Winston and Director of Market Research at Aber Diamond Corporation. Mr. Stanley is responsible for developing the company's strategic growth plans and market research. From 1994 to 1999, Mr. Stanley was at De Beers, overseeing marketing in Japan, Korea, Vietnam and Australia. In 2002, he joined De Beers LV as part of the initial management start up team for launching the new DeBeers brand.

Mr. O'Neill said, "I am really excited to have such a talented team in place. It is a tribute to the inherent strength and value of Harry Winston that we've been able to attract this caliber of management. With their collective international expertise, I am confident that we can solidify Harry Winston's position as the pre-eminent diamond jewelry company. Our focus will be on growing our core business while continuing to set the highest standards in the industry."

About The Harry Winston Group

Founded in 1932, Harry Winston is one of the world's most prestigious diamond jewelers, and is at the forefront of American luxury goods brands. The Harry Winston name is synonymous with the most famous gemstones and jewelry designs in the world, including the Hope Diamond, the Jonker Diamond, the Taylor-Burton Diamond, the Star of Sierra Leone and the Star of Independence. Headquartered on Fifth Avenue in New York, the company maintains six salons in some of the most desirable shopping areas around the world: New York City, Beverly Hills, Paris, Geneva, Tokyo, and Osaka; and will open in Taipei and Las Vegas this fall.

About Aber

Aber Diamond Corporation is a diamond specialist company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman & Chief Executive Officer — (416) 362-2237
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)

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NEWS RELEASE
Aber adds to Harry Winston Management Team